Sub-Item 77(H)
                       Changes in Control of Registrant

Between June 30, 2006 and December 31, 2006, the percentage of shares of the Ultra-Small Company Market Fund owned by Charles Schwab Company decreased from 25.92% to 19.25% due to Schwab's sale of fund shares.

Between June 30, 2006 and December 31, 2006, the percentage of shares of the Blue Chip 35 Index Fund owned by Letort Management Trust Company decreased from 45.35% to less than 1% due to Letort's sale of fund shares.

Between December 31, 2006 and June 30, 2007, the percentage of shares of the Blue Chip 35 Index Fund owned by Charles Schwab Company increased from 23.05% to 36.83% due to Schwab's purchase of fund shares.

Between June 30, 2006 and December 31, 2006, the percentage of shares of the Blue Chip 35 Index Fund owned by National Financial Services Corp. increased from 4.18% to 34.79% due to National Financial Services Corp.'s purchase of fund shares.

Between June 30, 2006 and December 31, 2006, the percentage of shares of the Small-Cap Value Fund owned by National Financial Services Corp. decreased from 27.37% to 23.15% due to National Financial Services Corp.'s sale of fund shares.

Between June 30, 2006 and December 31, 2006, the percentage of shares of the Large-Cap Value Fund owned by National Financial Services Corp. decreased from 27.54% to 22.88% due to National Financial Services Corp.'s sale of fund shares and an increase of the total shares outstanding of the Large-Cap Value Fund.